September 28, 2010

Mr. Russell Mancuso
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finances
450 Fifth Street, N.W.
Washington, DC  20549

Re:          Audiovox Corporation
Form 10-K for the fiscal year ended February 28, 2010
Filed May 14, 2010
File No.  001-09532

Dear Mr. Mancuso:

This letter is being submitted in response to the comments set forth in the Staff of the Division of Corporate Finance's (the “Staff”) letter dated August 30, 2010, with respect to the above-referenced filings (the “Comment Letter”).  The responses to the Comment Letter regarding the aforementioned filings appear below.

The following numbered paragraphs, which correspond to the number paragraphs of the Comment Letter, set forth our responses to the Staff’s comments contained in the Comment Letter.

Item 1 - Business, page 4

SEC Comment:

(1)
Given your disclosure on page 9 regarding the importance of your significant customers, please revise future filings to identify those customers that account for 10% or more of your revenues. See Regulation S-K Item 101 (c)(I)(vii). Also revise your disclosure in future filings to clarify the importance, duration and effect of all patents, trademarks and licenses you hold. See Regulation S-K Item 101 (c)(l)(iv).

Response:
In future filings, we will identify those customers that account for 10% or more of our revenues in accordance with regulation SK Item 101(c)(1)(vii).  In addition, we will revise our disclosures in future filings to clarify the importance, duration and effect of all patents, trademarks and licenses we hold in accordance with regulation SK Item 101(c)(1)(iv).

SEC response letter 8.30.10

Mr. Russell Mancuso
United States Securities
  and Exchange Commission
September 28, 2010 Page 2 of 6

Item 1A. Risk Factors, page 9

SEC Comment:

(2)
We note the disclosure on page 9 of your definitive proxy statement that you are a "controlled company" under Nasdaq rules. Please tell us, with a view toward appropriate risk factor disclosure in future filings, whether you believe that status creates material risks. For example, do you believe there is a material risk resulting from the controlled company exemption from the requirement that a majority of your board be independent or that it appears you are able to rely on that and other exemptions at any time?

Response:
Contained in the Company’s risk factors is a discussion of our chairman’s, Mr. Shalam’s, ownership of 54% of the combined voting power of both classes of Audiovox common stock.  We have chosen to inform our current and prospective shareholders of the potential impact of this ownership.  In our risk factor we noted that, amongst other items, this ownership permits him to elect the board of directors.  In our proxy, we disclosed that as a “controlled company” under NASDAQ rules, we were not required to have a nominating committee for the board of directors.  In future disclosures in our 10K Report, we will expand the risk factor related to our chairman’s ownership to include the fact that the Company has elected to exercise the “controlled company” exemption.

Item 10. Directors, Executive Officers ..., page 29

SEC Comment:

(3)	Please amend to provide the disclosures required by Item 401 of Regulation S-K with respect to your executive officers.

Response:
We will amend our disclosure in future 10K filings to include information required by Item 401 of Regulation S-K with respect to our executive officers.  Such information will be furnished in a separate item captioned “Executive Officers of the Registrant” and included in Part I of our future filings on Form 10K.

Item 11. Executive Compensation, page 29

SEC Comment:

(4)
We note that your disclosure on page 15 of your definitive proxy statement is limited to whether your compensation policies and practices do not encourage excessive risk taking. Please tell us whether you believe that such policies and practices create risks that are reasonably likely to have a material adverse effect on the registrant. Also describe the process you undertook to reach your conclusion.

Mr. Russell Mancuso
United States Securities
  and Exchange Commission
September 28, 2010 Page 3 of 6

Response:
The Company’s compensation plans are based on performance of the Company.  As directed by the Compensation Committee, the Company conducted an internal study of the compensation plans for each of its PEO, PFO, NEO’s and other senior vice presidents and vice presidents to determine whether its compensation plans created risks that would be reasonably likely to have a material adverse effect on the Company.  In a report submitted to the Compensation Committee, the Company concluded that the compensation plans and the Company’s framework of internal controls ensure that the compensation policies and practices will not create risks that are reasonably likely to have a material adverse effect on the Company.

SEC Comment:

(5)
Given your disclosure in note 3 on page 22 of your definitive proxy statement that the referenced column represents "the dollar amount recognized for financial statement reporting purposes," it is unclear how you complied with the requirements of Item 402(c)(2)(vi) of Regulation S-K, as revised in Section II.A.2 of Securities Act Release No. 9089 (December 16, 2009). Also, given the lack of footnote disclosure to the table on page 11 of your definitive proxy statement, it is similarly unclear how you complied with the requirements of Item 402(k)(2)(iv) of Regulation S-K and the corresponding instruction to that item. Please amend your filing accordingly.

Response:
The Company has reported the correct expense associated with the granting of options in accordance with Item 402(c)(2)(vi) of Regulation S-K.  The amounts represent the full compensation expense to be recorded in the Company’s financial statements over the course of the requisite service period.  This calculation did not include an estimate for forfeitures as the Company’s historical forfeiture rate has been negligible.  Footnote 3 on page 22 will be amended in future filings to clarify the disclosure in the event that the requisite service period extends beyond the fiscal year reporting period, as well as to include forfeiture rate considerations.  The same footnote disclosure will be included in future filings under the table presented on page 11 of the definitive proxy statements.

SEC Comment:

(6)
It appears that the amounts you report in the "Bonus" column in the table on page 22 of your definitive proxy statement were received by your named executive officers pursuant to the "Incentive Bonus Plan" described on page 17-19. Therefore, it appears those amounts should be reported pursuant to Regulation S-K Item 402(c)(2)(vii). Please revise future filings, as appropriate.

Response:
We agree that the amounts paid to our named executive officers pursuant to the incentive bonus plan should be reported pursuant to regulation S-K Item 402(c)(2)(vii).  We will revise our future filings as appropriate.  Amounts paid which represent a bonus in accordance with regulation S-K Item 402(c)(2)(iv) will continue to be reported in the “Bonus” column in the summary compensation table.

Mr. Russell Mancuso
United States Securities
  and Exchange Commission
September 28, 2010 Page 4 of 6

SEC Comment:

(7)
Refer to the second table on page 23 of your definitive proxy statement. Tell us, with a view toward amended disclosure, where you included the column required by Item 402(d)(2)(viii) of Regulation S-K. In this regard, we note the disclosure in note 3 regarding the grant date fair value for "these options,” but it is unclear how the option awards mentioned in the table all had the same such value given the different number of securities underlying the options.

Response:
With regard to the second table on page 23 of our definitive proxy statement, the disclosure required under Regulation S-K Item 402(d)(2)(viii), ”Grant Date Fair Value of Stock and Option Awards”, was reported in footnote 2 to the table.  In future filings, the Company will include the required column in the table.  With respect to the question concerning how the grant date fair value of these options had the same value, all of the option awards referenced in the table were part of one grant made on September 14, 2009.

SEC Comment:

(8)
Given your disclosure on page 17 of your definitive proxy statement regarding awards granted and formulas set during your last completed fiscal year pursuant to the "Incentive Bonus Plan," it appears the second table on page 23 should include the columns required by Item 402(d)(2)(iii) of Regulation S-K. Please amend your filing to include that information.

Response:
We respectively submit that the second table on page 23 should not include the columns required by Item 402 (d)(2)(iii) of Regulation S-K because the amounts payable pursuant to the Company’s Incentive Bonus Plan are based on the last completed fiscal year and are calculable at the time the information is reported. Consequently, these amounts will be included in the summary compensation table under the column “Non-equity Incentive Plan Compensation” in future filings.

Item 13. Certain Relationships ..., page 29

SEC Comment:

(9)
We note the reference to an "Affiliate Transaction Committee" on page 12 of your definitive proxy statement. With a view toward disclosure in applicable future filings, please tell us who are the members of that committee.

Mr. Russell Mancuso
United States Securities
  and Exchange Commission
September 28, 2010 Page 5 of 6

Response:
The members of the Affiliate Transaction Committee are Paul C. Kreuch, Jr., Peter A. Lesser, and Dennis F. McManus.  In future filings, we will provide this disclosure.

Definitive Proxy Statement on Schedule 14A

SEC Comment:

(10)
Please tell us, and revise future filings to clarify, how your board nominated all seven directors, as disclosed on page 9 of your proxy statement, given your disclosure that the nominees consist of "Class A" and "Class A and B" nominees. Also tell us, with a view toward disclosure, how it was determined which nominees were "Class A" and which were "Class A and B" and any material differences between those classes.

Response:
Inasmuch as the Company is a controlled company under Rule 4350(c)(5) of the NASD Manual, the directors are nominated by the Board and not by a nominating committee.  The “Class A” and “Class A and B” nominees on page 9 of the proxy statement merely distinguish those directors that are elected by the Class A shareholders voting as a class, and those directors that are elected by the Class A and B shareholders voting in the aggregate.  This voting structure was explained on page 2 of our proxy statement under the caption “Vote Required”.  The nominees who were designated as Class A directors are the independent directors, while those directors classified as the Class A and B directors are the non-independent directors.  The only material difference is the manner in which they are elected.

SEC Comment:

(11)	Please tell us how you complied with the Item 407(c)(2)(vi) of Regulation S-K, including where you disclosed the consideration by your board of diversity in identifying nominees.

Response:
Although the Company did not explicitly state the consideration of diversity by the Board in reviewing or identifying nominees, the Board did comply with Item 407(c)(2)(vi) of regulation S-K as amended by Release 33-9089.  The Board considered each director’s leadership skills, integrity, business acumen, educational and professional qualifications, diversity of viewpoints, and willingness and ability to devote adequate time to board duties during its process.

Exhibits

SEC Comment:

Mr. Russell Mancuso
United States Securities
  and Exchange Commission                                                 September 28, 2010 Page 6 of 6

(12)
We note that the credit agreement with Bank of America filed as exhibit 10.1 to your Form 8-K filed April 6, 2010 does not appear to include the schedules and exhibits to the agreement. Please refile this agreement with all attachments.

Response:
The credit agreement with JP Morgan Chase filed as 10.1 Exhibit 1 to our Form 8-K filed April 6, 2010 did not include the schedules and exhibits.  We will re-file the agreement with all of the schedules and attachments.

Current Reports on Form 8-K

SEC Comment:

(13)
It appears that almost every current report on Form 8-K you filed since your fiscal-year ended February 28, 2009 has been unsigned. Please tell us the authority on which you relied to file unsigned reports.

Response:
Every current report was manually signed by Charles M. Stoehr, CFO and Senior Vice President of the Company.  When the Word version of the document was Edgarized, the document administrator inadvertently failed to include a conformed signature on the filings.  We will re-file to include the conformed signatures on these submissions.

In connection with your review of the Company's filing on Form 10-K for the fiscal year ended February 28, 2010, the Company acknowledges that:  it is responsible for the adequacy and accuracy of the disclosure in its filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and, the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional comments or should you require any supplemental information, please do not hesitate to contact me.

Sincerely,

By: /s/ Charles M. Stoehr
Charles M. Stoehr
Senior Vice President and
  Chief Financial Officer